MASTERWORKS

NEW BANKSY AVAILABLE NOW


*Subject to availability for a limited period only.

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About This Offering

SUBJECT TO AVAILABILITY (2011)

This is a prime example of Banksy's famous "vandalized" oil paintings.

This piece was part of Art in the Streets, the first major U.S. museum survey of graffiti and street art. Banksy reportedly snuck in to install it himself.



BEFORE
AFTER

Banksy reportedly snuck this work into the exhibit himself.

Competitive Price

COMPELLING RECENT SIMILAR SALES

While each work is unique, the last 3 similar paintings sold for more than our offering size of **$1.34M**

1.



Congestion Charge (2004)

$2.13M (2023)

Bonham's

2.


not
opportunity

This is Not a Photo Opportunity (2007)

$2.61M (2022)

Sotheby's

3.



Vandalised Oil (Choppers) (2006)

$5.85M (2022)

Sotheby's

Established Track Record

BANKSY'S PREVIOUS EXIT

Our last Banksy exit delivered 32.0% annualized net returns (held 378 days).
Past performance not indicative of future returns.



Initial Offering Size

$1.04M

Sold For

$1.50M

Profit From $10K Investment

$3,300 (After Fees)

INVEST NOW

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make sales after an offering statement has been filed, and "qualified" by, the SEC. As such, no offer consideration is currently being solicited or accepted and any such offers may be revoked before notice of SEC qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images provided for educational purposes only.
We endeavor to include all relevant works and transactions, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

Previous exit featuring artwork by Banksy (Masterworks 003) not included in set of similar sales to Live Offering (Masterworks 471) which comprise paintings by Banksy with the following criteria: All single "modified" and "vandalized" oil paintings on canvas with landscape subjects that measure under 40 inches by 40 inches and have been partially hand-painted or modified. The set excludes fully hand-painted works by Banksy, and Glory (2005) due to its medium of spray paint on a lithographic reproduction.

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